UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on commercial strategy for diesel and gasoline

—

Rio de Janeiro, May 16, 2023 - Petróleo Brasileiro S.A. – Petrobras informs that its Executive Board approved yesterday, May 15, 2023, the commercial strategy to define Petrobras' diesel and gasoline prices, replacing the pricing policy for gasoline and diesel commercialized by its refineries.

The commercial strategy uses market references such as: (a) the customer's alternative cost, as the value to be prioritized in pricing, and (b) the marginal value for Petrobras. The customer's alternative cost considers the main supply alternatives, whether suppliers of the same or substitute products, while the marginal value for Petrobras is based on the opportunity cost given the various alternatives for the company, among them, production, imports and exports of the product and/or the oils used in the refining process.

The readjustments will continue to be made without a defined periodicity, avoiding the transfer to domestic prices of the cyclical volatility of international prices and of the exchange rate.

The decisions related to commercial strategy will continue to be subordinated to the Executive Group of Market and Price, composed by the CEO of the company, the Chief Logistics, Commercialization and Markets Officer and the Chief Financial and Investor Relations Officer.

The commercial strategy is aligned with the Internal Market Pricing Guideline (Guideline) approved by the Board of Directors on July 27, 2022.

The commercial strategy is based on competitive prices per sales hub, in balance with the national and international markets, taking into account the best alternative accessible to the customers. This strategy allows Petrobras to compete more efficiently, taking into account its market share, to optimize its refining assets, and profitability on a sustainable basis.

With the change, Petrobras has more flexibility to charge competitive prices, taking advantage of its better production and logistics conditions and disputing the market with other players that commercialize fuels in Brazil, such as distributors and importers.

Competitive pricing maintains a price level that ensures the investments foreseen in the Strategic Planning, under the premise of maintaining the company's financial sustainability. Petrobras reinforces its commitment to generate value and to its long-term financial sustainability, preserving its performance in balance with the market.

The diesel and gasoline price adjustments will continue to be disclosed in the communication channels to customers and on the company's website (precos.petrobras.com.br), where information is also available regarding its share and of the other agents in the formation and composition of the average fuel prices to the consumer.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer